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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)(1)

                            RSL COMMUNICATIONS, LTD.
-------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  G7702U 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Ronald S. Lauder
                        c/o RSL Investments Corporation
                                767 Fifth Avenue
                            New York, New York 10153
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 23, 1998
               ------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) OR 13d-1(g), check the following box . / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



                                 (Page 1 of 6)

---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).



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                                  SCHEDULE 13D

Cusip No.  G7702U 10 2                                            Page 2 of  6

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    1           NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ronald S. Lauder
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    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                    (b) /x/
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    3           SEC USE ONLY
-------------------------------------------------------------------------------
    4             SOURCE OF FUNDS*

                  OO (See Item 3.)
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    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or
                2(e)                                                 / /

-------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.
-------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
      NUMBER OF
                                         13,885,921 (See Item 5.)
       SHARES
                       --------------------------------------------------------
                            8        SHARED VOTING POWER
    BENEFICIALLY
                                          2,721,869 (See Item 5.)
      OWNED BY
                       --------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
        EACH
                                         13,885,921 (See Item 5.)
      REPORTING
                       --------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
       PERSON
                                          2,721,869 (See Item 5.)
        WITH
-------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                16,607,790 (See Item 5.)
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*
                                                                  / /
-------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                38.5%
-------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON*

                      IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

Cusip No.  G7702U 10 2                                            Page 3 of  6

-------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  RSL Investments Corporation
-------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                       (b) /x/
-------------------------------------------------------------------------------
    3           SEC USE ONLY

-------------------------------------------------------------------------------
    4           SOURCE OF FUNDS*

                  OO (See Item 3.)
-------------------------------------------------------------------------------
    5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or
                2(e)
                                                                      / /
-------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Delaware
-------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
      NUMBER OF
                                     9,496,295 (See Item 5.)
       SHARES
                       --------------------------------------------------------
                            8        SHARED VOTING POWER
    BENEFICIALLY
                                     None
      OWNED BY
                       --------------------------------------------------------
                            9        SOLE DISPOSITIVE POWER
        EACH
                                     9,496,295 (See Item 5.)
      REPORTING
                       --------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
       PERSON
                                     None
        WITH
-------------------------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 9,496,295 (See Item 5.)
-------------------------------------------------------------------------------
    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
                                                                      / /
-------------------------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                26.4%
-------------------------------------------------------------------------------
    14          TYPE OF REPORTING PERSON*

                      CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 amends the Schedule 13D filed by the Reporting
Persons with the Securities and Exchange Commission on August 6, 1998 ("Amendment No. 1"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On December 23, 1998, R.S. Lauder, Gaspar & Co., L.P. ("RSLAG"), a Delaware limited partnership, of which RSL Investments Corporation is a limited partner, distributed 261,407 shares of Class B Common Stock to its partners on a pro-rata basis (the "RSLAG Distribution"). No cash or other consideration was paid by the recipients of the shares in connection with the RSLAG distribution..

                  On December 24, 1998, Lauder Gaspar Ventures LLC ("LGV"), a New York limited liability company, of which Ronald S. Lauder is a member, distributed 909,090 shares of Class B Common Stock to its members on a pro-rata basis (the "LGV Distribution," and together with the RSLAG Distribution, the "Distributions"). No cash or other consideration was paid by the recipients of the shares in connection with the LGV Distribution. Ronald S. Lauder had previously included all of the shares of Class B Common Stock owned by LGV in Amendment No. 1.

Item 4.           Purpose of Transaction.

                  Pursuant to the liquidation of each of RSLAG and LGV, the shares of Class B Common Stock were distributed on a pro-rata basis to RSLAG's limited partners and LGV's members, respectively. Such shares are held by the limited partners and members for investment purposes. The limited partners and the members do not have any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through
(j) inclusive, of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the date hereof, Ronald S. Lauder beneficially owned (i) 16,146,527 shares of the Issuer's Class B Common Stock (which consists of 3,476,275 shares of Class B Common Stock held directly by him prior to the LGV Distribution and 452,088 additional shares of Class B Common Stock held directly by Mr. Lauder as a result of the LGV Distribution, 9,348,563 shares of Class B Common Stock held by RSL Investments Corporation prior to the RSLAG Distribution and 147,732 additional shares of Class B Common Stock held by it as a result of the RSLAG Distribution, 907,290 shares of Class B Common Stock held by RAJ Family Partners, L.P., a Georgia limited partnership, of which Mr. Lauder is a limited partner and a shareholder of the general partner, 1,814,579 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which The 1995 Estee Lauder RSL Trust owns 50% (and of which Trust, Mr. Lauder is a trustee and the beneficiary), (ii) 459,900 shares of Class B Common Stock issuable upon the exercise of warrants and (iii) 1,363 shares of Class A Common Stock issuable upon the exercise of options. This represents 38.5% of the outstanding Class A Common Stock, assuming that only Mr. Lauder and the entities referred to above converted their shares of Class B Common

                                       4

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Stock into shares of Class A Common Stock and that Mr. Lauder exercised his warrants to purchase shares of the Issuer's Class B Common Stock and then converted those shares of Class B Common Stock into shares of Class A Common Stock and exercised his option to purchase shares of the Issuer's Class A Common Stock, based on 26,512,548 shares of Class A Common Stock outstanding as reported by the Issuer.

                  As of the date hereof, RSL Investments Corporation beneficially owned 9,496,295 shares of the Issuer's Class B Common Stock or approximately 26.4% of the outstanding Class A Common Stock, assuming that only RSL Investments Corporation converted its shares of Class B Common Stock into shares of Class A Common Stock, based on 26,512,548 shares of Class A Common Stock outstanding as reported by the Issuer.

                  Each share of Class B Common Stock is convertible into one share of Class A Common Stock. Mr. Lauder's warrants are convertible into an equal number of shares of the Issuer's Class B Common Stock. Mr. Lauder disclaims beneficial ownership of some of the shares owned by EL/RSLG Media, Inc. and RAJ Family Partners, L.P.

         (b) Mr. Lauder has the sole power to vote or dispose of an aggregate of 13,885,921 shares of Class A Common Stock and Class B Common Stock, which includes his power to vote or dispose of the shares of Class B Common Stock held by RSL Investments Corporation.

         (c)      Not applicable.

         (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 1,814,579 shares of Class B Common Stock owned by EL/RSLG Media, Inc.: (i) each of Ronald
S. Lauder, Richard D. Parsons and Ira T. Wender, as co-trustees of, and Ronald
S. Lauder as beneficiary of, The 1995 Estee Lauder RSL Trust and (ii) each of Leonard A. Lauder, Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of, and Leonard A. Lauder, as beneficiary of, The 1995 Estee Lauder LAL Trust.

                  Each of the managing general partner and other partners of RAJ Family Partners, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 907,290 shares of Class B Common Stock owned by RAJ Family Partners, L.P.


                                       5
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                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated: December 30, 1998



                                       By /s/ Ronald S. Lauder
                                         -------------------------------------
                                             Ronald S. Lauder



                                       RSL Investments Corporation


                                       By /s/ Ronald S. Lauder
                                          -------------------------------------
                                          Name:  Ronald S. Lauder
                                          Title: President

                                       6